River Valley Bancorp

   P.O. Box 1590 Madison, Indiana 47250-0590 (812)273-4949 Fax - (812)273-4944


To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's fifth Annual Report to Shareholders covering the year ending December 31, 2000.

While the passing of a century marked a defining moment in time, year 2000 truly was a momentous event in the annals of River Valley Bancorp. I previously characterized the year 1999 as a year of transitions for the organization and it was hoped that 2000 would be the foundation on which River Valley Bancorp would be reinvigorated. I am proud to say that the employees, and communities we serve, have responded.

Year  2000 was a record  year!  A year  that was not  defined  by one or two new
records  or  record  improvements,   but  a  year  where  there  was  meaningful
improvement in nearly every area of financial measurement.

Year 2000 was a year that also saw the organization position itself for the future. The Corporation made a commitment to expand and renovate what will be its main bank office. This expansion will afford the Bank to close a duplicate full service office just blocks away while expanding its physical plant to accommodate growth in lending and deposit services. The Bank also made necessary commitments in technological improvements that are providing new efficiencies and controlling operating expenses. The Corporation has positioned itself to respond to opportunities without disregarding conservative principles that have served the organization so well.

Operationally for the year ended December 31, 2000, net income was $1,610,000, or basic earnings per share of $1.88, compared to $1,039,000, or $1.03 basic earnings per share, reported in 1999. The return on average assets for fiscal 2000 was 1.05%; the return on average equity was 9.45%. For fiscal 1999 those numbers were 0.76% and 5.87% respectively. The earnings per share reflect continued prudent repurchase of shares to be held as treasury shares. The book value per share was $19.78 as of December 31, 2000 compared to $17.38 at December 31, 1999.

The Organization experienced good asset growth in fiscal 2000 led by superior net loan growth. Assets totaled $162.1 million as of December 31, 2000, an increase of 16.9%. Net loans were $141.0 million, an increase of $25.9 million from that recorded as of December 31, 1999, or a 22.5% increase. Deposits also increased by $15.9 million, or 13.9%, to $130.2 million as of December 31, 2000.

Additionally, during 2000 the Company continued to reduce non-performing loans, lowered its net loan charge-offs, as well as, increased dollar funding of its allowance for loan losses. As of December 31, 2000, non-performing loans totaled $621,000, or 0.38% of total assets, compared to 0.62% of total assets at year-end 1999. Net loan charge-offs for fiscal 2000 totaled just $47,000, or a 50.5% dollar improvement over the year earlier period. Furthermore, the Corporation made provision for loan losses of $227,000 in year 2000, up from $140,000 provided for in fiscal year 1999.

Our Bank's service promise is "Expect a Difference!" We have worked very diligently to demonstrate that to our customer base each and every day. We trust that commitment is illustrated here in these pages. We thank you for your continued support and patronage.

Respectfully,

/s/ Matthew P. Forrester
Matthew P. Forrester
President, CEO

                              River Valley Bancorp

                            BUSINESS OF RIVER VALLEY

River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996, with the sale of 1,190,250 common shares at an initial offering price of $10.00 per share. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens") in a transaction that was accounted for using the purchase method of accounting. River Valley Financial and Citizens merged on November 20, 1997. Future references to River Valley, River Valley Financial and Citizens are utilized herein, as the context requires.

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its five full-service office locations in Jefferson County, Indiana and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC.

                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 868,874 common shares of River Valley Bancorp outstanding at February 19, 2001, held of record by 379 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since December of 1996, the Corporation's common shares have been listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR".

Presented on the following page are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 1998. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)

Quarter Ended                           High                   Low                  Cash Distributions (1)

2000

  December 31, 2000                     $16.00                 $13.63                           $0.100
  September 30, 2000                     14.25                  12.88                            0.085
  June  30, 2000                         13.00                  10.44                            0.085
  March 31, 2000                         12.63                  10.25                            0.075

1999

  December 31, 1999                     $12.63                 $11.50                           $0.075
  September 30, 1999                     14.38                  13.00                            0.065
  June 30, 1999                          14.75                  12.25                            0.065
  March 31, 1999                         15.75                  13.13                            0.060

1998

  December 31, 1998                     $16.00                 $13.25                           $0.060
  September 30, 1998                     19.00                  13.75                            0.055
  June 30, 1998                          20.75                  18.38                            0.055
  March 31, 1998                         19.75                  18.50                            0.050

(1) River Valley Financial had filed a request with the Internal Revenue Service ("IRS") in 1995 to deconsolidate the Bank's subsidiaries in future federal income tax return filings. In August 1998, the Corporation finalized a closing agreement with the IRS that enabled the Corporation and each of its subsidiaries to file separate returns. By definition, the 1998 cash distributions have been deemed a tax-free return of capital.

The high and low sales prices for River Valley's common shares between December 31, 2000 and February 19, 2001 were $16.88 and $15.19, respectively.

Under OTS regulations applicable to converted savings associations, River Valley Financial is not permitted to pay a cash dividend on its common shares if the regulatory capital of River Valley Financial would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of River Valley Financial, in the event of a complete liquidation, to those members of River Valley Financial before the Conversion who maintain a savings account at River Valley Financial after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS recently amended its capital distribution regulation in a final rule which took effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

Selected consolidated financial condition data:  (1)                     At December 31,
                                                        2000          1999         1998            1997           1996
   Total amount of:                                                          (In thousands)
   Assets                                           $162,130      $138,695     $138,369        $136,933       $145,541
   Loans receivable - net (2)                        140,970       115,131      112,385         111,887        108,994
   Cash and cash equivalents (3)                       6,382         8,052       12,307           5,765          8,785
   Mortgage-backed and related securities (4)          1,918         4,209        5,986           8,978         12,846
   Investment securities (4)                           5,329         5,230        1,283           4,272          8,948
   Deposits                                          130,225       114,251      118,151         114,955        125,656
   FHLB advances and other borrowings                 13,450         6,500          270           2,000          1,100
   Shareholders' equity- net                          17,184        16,866       18,613          17,989         16,805

   Summary of consolidated earnings data: (1)                        Year Ended December 31,
                                                        2000          1999         1998            1997           1996
                                                                           (In thousands, except share data)

   Total interest income                            $ 11,118     $   9,734      $10,108         $10,362     $    5,875
   Total interest expense                              5,637         4,617        4,842           5,049          3,412
                                                    --------     ---------      -------         -------     ----------
   Net interest income                                 5,481         5,117        5,266           5,313          2,463
   Provision for losses on loans                         227           140          275             304             22
                                                    --------     ---------      -------         -------     ----------
   Net interest income after provision for
   losses on loans                                     5,254         4,977        4,991           5,009          2,441

   Other income                                        1,053           844        1,188           1,134           578
   General, administrative and other expense           3,764         4,080        4,093           4,003          2,870
                                                    --------     ---------      -------         -------     ----------
   Earnings before income tax expense                  2,543         1,741        2,086           2,140            149
   Income tax expense                                    933           702          833             830             76
                                                    --------     ---------      -------         -------     ----------
   Net earnings                                      $ 1,610        $1,039      $ 1,253         $ 1,310     $       73
                                                    ========     =========      =======         =======     ==========
   Basic earnings per share (5)                        $1.88         $1.03        $1.13           $1.20            N/A
                                                    ========     =========      =======         =======     ==========
   Diluted earnings per share (5)                      $1.87         $1.03        $1.12           $1.18            N/A
                                                    ========     =========      =======         =======     ==========

   ----------------------------

(1) River Valley acquired Citizens as of December 20, 1996. The acquisition was accounted for using the purchase method of accounting. The 1998 and 1997 consolidated financial statements reflect the results of operations for a full year while the 1996 financial statements reflect only eleven days of activity with respect to Citizens.

(2)  Includes loans held for sale.

(3) Includes interest earning assets, federal funds sold and certificates of deposit in other financial institutions.

(4)  Includes securities designated as available for sale.

(5) Earnings per share is not applicable for the year ended December 31, 1996, as River Valley converted to stock form in 1996.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                             OTHER DATA (CONTINUED)


   Selected financial ratios and other data:

                                                                        Year ended December 31,
                                                  2000          1999             1998            1997         1996

Interest rate spread during period                 3.47%          3.63%          3.66%           3.64%          2.79%
Net yield on interest-earning assets (1)           3.79           3.94           4.08            4.00           2.98
Return on assets (2)                               1.05           0.76           0.92            0.99           0.08
Return on equity (3)                               9.45           5.87           6.85            7.53           1.05
Equity to assets (4)                              10.60          12.16          13.45           13.12          11.55
Average interest-earning assets to
  average interest-bearing liabilities           108.02         108.81         111.07          109.56         104.64
Non-performing assets to total assets (4)          0.38           0.62           1.47            0.58           0.56
Allowance for loan losses to total
  loans outstanding (4)                            1.21           1.28           1.33            1.13           1.06
Allowance for loan losses to
  non-performing loans (4)                       274.07         164.41          75.78          177.72         145.30
Net charge-offs to average total
  loans outstanding                                0.04           0.08           0.06            0.20           0.01
General, administrative and other expense
  to average assets (5) (6)                        2.47           2.97           3.01            2.83           3.33
Dividend payment ratio (7)                        18.45          25.73          19.64           11.02             --
Number of full service offices (4)                    5              5              5               6              6


-------------------------------------

(1)  Net interest income divided by average interest-earning assets.
(2)  Net earnings divided by average total assets.
(3)  Net earnings divided by average total equity.
(4)  At end of period.
(5)  General, administrative and other expense divided by average total assets.
(6) Includes a $503,000 charge (or .94% of weighted-average assets) in 1996 related to the SAIF recapitalization assessment.
(7)  Dividends per share divided by diluted earnings per share.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2000 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. River Valley's operations and River Valley's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and River Valley's general market area. The forward-looking statements contained herein include those with respect to the following matters:

     1. Management's determination as to the amount and adequacy of the loan loss allowance;
     2. The effect of changes in interest rates on financial condition and results of operations;
     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts;
     4. Management's opinion as to the effect of recent accounting pronouncements on River Valley's consolidated financial position and results of operations.

Discussion of Changes in Financial Condition from December 31, 1999 to December 31, 2000

At December 31, 2000, River Valley's consolidated assets totaled $162.1 million, representing an increase of $23.4 million over the December 31, 1999 total. This increase in assets was funded in part by a $15.9 million increase in deposits and a $7.0 million increase in borrowings. Deposits increased to $130.2 million as of December 31, 2000 from $114.3 million while borrowings increased from $6.5 million as of December 31, 1999 to $13.5 million as of December 31, 2000. Shareholders' equity was $17.2 million as December 31, 2000, a net increase of $0.3 million from $16.9 million as of December 31, 1999. The modest increase in equity was attributed primarily to net income of $1.6 million offset by the repurchase of approximately $1,367,000, or 101,623 shares of common stock held as treasury shares.

Liquid assets (i.e.), cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $1.7 million from December 31, 1999 levels to a total of $6.4 million at December 31, 2000. Investment securities totaled $5.3 million at December 31, 2000, consistent with the $5.2 million reported at December 31, 1999. Mortgage-backed securities decreased by $2.3 million, or 54.8%, to a total of $1.9 million at December 31, 2000, primarily due to principal repayments.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from December 31, 1999 to December 31, 2000 (continued)

Loans receivable, including loans held for sale, totaled $141.0 million at December 31, 2000, an increase of $25.9 million, or 22.5%, over the $115.1 million total at December 31, 1999. The increase resulted primarily from loan originations during 2000 of $85.3 million, which were partially offset by principal repayments of $58.2 million and sales of $2.6 million. Loan origination volume for 2000 exceeded that of 1999 by $28.3 million, or 49.7%. There were significant increases in all types of lending with the exception of land and multi-family loans. The volume of loan sales into the secondary mortgage market decreased during 2000 from 1999 volume by $11.6 million, or 81.6%, due in large part to the maturation of the market and to interest rate pressures.

River Valley's consolidated allowance for loan losses totaled approximately $1.7 million for the year ended December 31, 2000, which represented 1.21% of total loans at that date. The allowance for loan losses totaled $1.5 million, or 1.28% of total loans for the period ended December 31, 1999. Nonperforming loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $0.6 million and $0.9 million at December 31, 2000 and 1999, respectively. The consolidated allowance for loan losses represented 274% and 178% of nonperforming loans at December 31, 2000 and 1999, respectively.

Although management believes that its allowance for loan losses at December 31, 2000, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits increased by $15.9 million, or 13.9%, to a total of $130.2 million at December 31, 2000, compared to $114.3 million total at December 31, 1999. Savings and demand deposits decreased by $3.0 million, or 5.4%, during 2000, while certificates of deposit increased by $19.0 million, or 32.4%. These fluctuations in balances were attributed to customers' preference for fixed rate savings products that typically provide higher yields than transactional accounts.

Advances from the Federal Home Loan Bank and other borrowed money increased by $7.0 million from the total at December 31, 1999, as current period borrowings of $13.5 million were used in part to fund loan growth.

Shareholders' equity totaled $17.2 million at December 31, 2000, an increase of $0.3 million from the $16.9 million total at December 31, 1999. The increase resulted primarily from net income of $1.6 million, which was partially offset by repurchases of shares totaling $1.4 million and cash dividends of $279,000. This net increase also includes a net increase of $268,000 related to stock benefit plans and unrealized gain on securities available for sale of $86,000.

Comparison  of Results of Operations  for the Years Ended  December 31, 2000 and
1999

General

River Valley's net earnings for the year ended December 31, 2000, totaled $1.61 million, an increase of $571,000, or 55.0%, from net earnings reported in 1999. The increase in net earnings in the 2000 period was primarily attributable to an increase in net interest income of $364,000 and an increase of $209,000 in other income, while general, administrative and other expense were $316,000 lower in the current period. The provision for federal income taxes was $231,000 more in fiscal year 2000 as compared to the same period in 1999. The provision for loan losses in 2000 was $227,000 as compared to $140,000 in 1999.

Net Interest Income

Total interest income for the year ended December 31, 2000, amounted to $11.1 million, an increase of $1.4 million, or 14.2%, from the 1999 total, reflecting the effects of higher average balances on average assets. The average balance of interest-earning assets outstanding year-to-year increased by $14.7 million and the yield on those assets increased from an average yield of 7.49% in 1999 to 7.68% in 2000. Interest income on loans and mortgage-backed securities totaled $10.6 million for 2000, an increase of approximately $1.5 million, or 16.8%, from 1999. Interest income on investments and interest-earning deposits decreased by $132,000, or 19.0%, due to significantly smaller average balances despite higher average yields on those investments.

Interest expense on deposits increased by $663,000, or 14.8%, to a total of $5.1 million for the year ended December 31, 2000, due primarily to higher average balances and a 28 basis point increase in the weighted average cost of those deposits. The cost of deposits increased from 3.82% in 1999 to 4.10% in fiscal 2000. Interest expense on borrowings totaled $500,000 for the year ended December 31, 2000, an increase of $357,000 from 1999. The increase resulted primarily from higher average borrowings year-to-year, partially offset by a 76 basis point decrease in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2000 by $364,000, or 7.1%, compared to 1999. The interest rate spread decreased by 16 basis points for 2000, to 3.47% from 3.63% in the 1999 period, while the net interest margin amounted to 3.79% in 2000 and 3.94% in 1999.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectability of the loan portfolio. As a result of such analysis, management recorded a $227,000 provision for losses on loans in 2000, an increase of $87,000, or 62.1%, compared to the $140,000 provision recorded in 1999. The current period provision generally reflects growth in the loan portfolio, coupled with a decrease in the level of nonperforming loans year-to-year.

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)


Nonperforming loans for the period ended December 31, 2000, were $621,000, a reduction of approximately $236,000 from the $857,000 recorded as of fiscal year ended 1999. Net charge-offs amounted to $47,000 in 2000, compared to $95,000 in 1999. While management believes that the allowance for losses on loans is adequate at December 31, 2000, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income amounted to $1.1 million for the year ended December 31, 2000, an increase of $209,000, or 24.8%, compared to 1999, due primarily to increases in service fees, charges and other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $3.8 million for the year ended December 31, 2000, a decrease of $316,000 over the 1999 total. Employee compensation and benefits decreased by $137,000 in fiscal 2000 as compared to 1999 primarily from $150,000 in non-recurring expense associated with a severance agreement in a managerial restructuring completed in the third quarter of fiscal 1999. Occupancy and equipment expense increased only $4,000 in fiscal 2000 primarily from cost containment efforts, lower depreciation costs, and from higher charges in 1999 associated with equipment upgrades and expenses associated with Year 2000. All other operating expenses decreased by $183,000 from decreases in legal and professional services, office supplies, and educational expenses of staff.

Income Taxes

The provision for income taxes increased by $231,000, or 32.9 %, for the year ended December 31, 2000, as compared to 1999. The effective tax rates were 36.7% and 40.3% for the years ended December 31, 2000 and 1999, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 1999 and
1998

General

River Valley's net earnings for the year ended December 31, 1999, totaled $1.04 million, a decrease of $214,000, or 17.1%, from net earnings reported in 1998. The decrease in net earnings in the 1999 period was primarily attributable to a decrease in net interest income of $149,000 and a decrease of $344,000 in other income, including a decrease of $265,000 in the sale of loans from the prior year period. General, administrative and other expense for the year was marginally lower, but included $150,000 in non-recurring expenses associated with severance agreements. The provision for federal income taxes decreased by $131,000 in fiscal year 1999 as compared to the same period in 1998. The provision for loan losses in 1999 was $140,000 as compared to $275,000 in 1998.

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998 (continued)

Net Interest Income

Total interest income for the year ended December 31, 1999, amounted to $9.7 million, a decrease of $374,000, or 3.7%, from the 1998 total, reflecting the effects of a lower yield on average assets. While the average balance of average interest-earning assets outstanding year-to-year increased by $823,000, the yield on those assets decreased from an average yield of 7.82% in 1998 to 7.49% in 1999. Interest income on loans and mortgage-backed securities totaled $9.0 million for 1999, a decrease of approximately $684,000, or 7.0%, from 1998. Interest income on investments and interest-earning deposits increased by $310,000, or 80.9%, due to an increase in the average balance outstanding of $6.0 million associated with a modest decrease in the average yield of approximately 5 basis points in yield from the comparable 1998 period.

Interest expense on deposits decreased by $208,000, or 4.4%, to a total of $4.5 million for the year ended December 31, 1999, due primarily to a 30 basis point decrease in the weighted average cost of deposits. The cost of deposits fell from 4.12% in 1998 to 3.82% in 1999. Interest expense on borrowings totaled $143,000 for the year ended December 31, 1999, a decrease of $17,000, or 10.6%, from 1998. The decrease resulted primarily from lower average borrowings year-to-year, partially offset by a 14 basis point increase in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased during 1999 by $149,000, or 2.8%, compared to 1998. The interest rate spread decreased by 3 basis points for 1999, to 3.63% from 3.66% in the 1998 period, while the net interest margin amounted to 3.94% in 1999 and 4.08% in 1998.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $140,000 provision for losses on loans in 1999, a decrease of $135,000, or 49.1%, compared to the $275,000 provision recorded in 1998. The current period provision generally reflects growth in the loan portfolio, coupled with a decrease in the level of nonperforming loans year-to-year. Nonperforming loans for the period ended December 31, 1999, were $857,000, a reduction of approximately $1.0 million from the $1.9 million recorded as of fiscal year ended 1998. Net charge-offs amounted to $95,000 in 1999, compared to $74,000 in 1998. While management believes that the allowance for losses on loans was adequate at December 31, 1999, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income amounted to $844,000 for the year ended December 31, 1999, a decrease of $344,000, or 29.0%, compared to 1998, due primarily to a $265,000, or 78.2%, decrease in gain on sale of loans and a $79,000 decrease in service fees, charges and other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.1 million for the year ended December 31, 1999, a decrease of $13,000 from the 1998 total. Employee compensation and benefits decreased by $147,000 or 6.4% in fiscal 1999 as compared to 1998 primarily from the decrease in the Corporation's stock price used to record expense for various compensation programs, and by decreases in staffing levels. Included in the 1999 compensation expense is $150,000 in non-recurring expense associated with a severance agreement in a managerial restructuring completed in the third quarter of fiscal 1999. Occupancy and equipment expense increased by $80,000 or 16.5% in fiscal 1999 primarily from charges associated with equipment upgrades and expenses associated with Year 2000. All other operating expenses increased by $76,000 or 6.9% due primarily to increases in advertising, legal and professional fees, office supplies, and educational expenses of staff.

Income Taxes

The provision for income taxes decreased by $131,000, or 15.7 %, for the year ended December 31, 1999, as compared to 1998. The effective tax rates were 40.3% and 39.9% for the years ended December 31, 1999 and 1998, respectively.


                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following  table  presents  certain  information  relating to River Valley's average balance sheet and reflects the average yield on interest-earning  assets and the average cost of interest-bearing  liabilities for the periods indicated.
Such yields and costs are derived by  dividing  annual  income or expense by the
average  monthly  balance  of   interest-earning   assets  or   interest-bearing
liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio.

                                                                                                 Year ended December 31,
                                                          2000                               1999
                                          Average     Interest               Average     Interest                         Average
                                      outstanding      earned/   Yield/  outstanding      earned/       Yield/        outstanding
                                          balance         paid     rate      balance         paid         rate            balance
                                                                                                              (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits and other    $  4,948      $   318     6.43%     $ 7,821      $   417         5.33%          $  4,337
  Investment securities (1)                 3,580          243     6.79        5,347          276         5.16              2,871
  Mortgage-backed and related securities (1)2,976          192     6.45        5,051          301         5.96              7,542
  Loans receivable, net (2)               133,255       10,365     7.78      111,794        8,740         7.82            114,440
                                         --------      -------              --------                                     --------
Total interest-earning assets            $144,759       11,118     7.68     $130,013        9,734         7.49           $129,190
                                         ========      -------     ----     ========      -------         ----           ========
Interest-bearing liabilities:
  Deposits                               $125,197        5,137     4.10     $117,258        4,474         3.82           $113,770
  FHLB advances and other borrowings        8,813          500     5.67        2,228          143         6.42              2,549
                                         --------                           --------                                     --------
Total interest-bearing liabilities       $134,010        5,637     4.21     $119,486        4,617         3.86           $116,319
                                         ========      -------     ----     ========      -------         ----           ========

Net interest income                                    $ 5,481                            $ 5,117
                                                       =======                            =======

Interest rate spread (3)                                           3.47%                                  3.63%
                                                                   =====                                  =====
Net yield on weighted average interest-earning
  assets (4)                                                       3.79%                                  3.94%
                                                                   =====                                  =====
Average interest-earning assets to average
  interest-bearing liabilities                                   108.02%                                108.81%
                                                                 =======                                =======



                                             1998
                                         Interest
                                          earned/       Yield/
                                             paid         rate

Interest-earning assets:
  Interest-earning deposits and other    $    233         5.37%
  Investment securities (1)                   150         5.22
  Mortgage-backed and related securities      462         6.13
  Loans receivable, net (2)                 9,263         8.09
                                         --------         ----

Total interest-earning assets              10,108         7.82
                                         --------         ----
Interest-bearing liabilities:
  Deposits                                  4,682         4.12
  FHLB advances and other borrowings          160         6.28
                                         --------         ----
Total interest-bearing liabilities          4,842         4.16
                                         --------         ----

Net interest income                      $  5,266
                                         ========

Interest rate spread (3)                                  3.66%
                                                          =====

Net yield on weighted average interest-earning
  assets (4)                                              4.08%
                                                          =====

Average interest-earning assets to average
  interest-bearing liabilities                          111.07%
                                                        =======

-------------------------

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Total loans less loans in process plus loans held for sale.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected River Valley's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                                     Year ended December 31,
                                                         2000 vs. 1999                        1999 vs. 1998
                                                          Increase                               Increase
                                                         (decrease)                             (decrease)
                                                           due to                                  due to
                                                Volume        Rate      Total               Volume      Rate     Total
                                                                         (In thousands)

Interest-earning assets:
  Interest-earning deposits and other           $ (173)       $  74    $  (99)                $186     $  (2)     $184
  Investment securities                           (132)          23      (109)                 128        (2)      126
  Mortgage-backed and related securities          (106)          73       (33)                (149)      (12)     (161)
  Loans receivable, net                          1,670          (45)    1,625                 (211)     (312)     (523)
                                                 -----        ------    -----                 -----     -----     -----
Total                                            1,259          125     1,384                  (46)     (328)     (374)

Interest-bearing liabilities:
  Deposits                                         314          349       663                  151      (359)     (208)
  FHLB advances and other borrowing                375          (18)      357                  (21)        4       (17)
                                                 -----        ------    -----                 -----     -----     -----
Total                                              689          331     1,020                  130      (355)     (225)

                                                 -----        ------    -----                 -----     -----     -----

Net change in interest income                    $ 570        $(206)    $ 364                $(176)     $ 27     $(149)
                                                 =====        ======    =====                ======     =====    ======

Asset and Liability Management

Like other financial institutions, River Valley Financial is subject to interest rate risk to the extent that interest-earning assets re-price differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley Financial is using the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although River Valley Financial is not subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial's degree of interest rate risk.

Presented on the following table is an analysis of River Valley Financial's interest rate risk, as of December 31, 2000 and December 31, 1999, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Asset and Liability Management (continued)

As illustrated below, River Valley Financial's NPV is currently more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, the Bank's assets reprice slower than the deposits that fund them. As a result, in a rising interest rate environment, the amount of interest River Valley Financial would receive on loans would increase as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest River Valley Financial would pay on deposits would increase, but generally quicker than the Bank's ability to reprice its interest-earning assets.

                                                  As of December 31, 2000

                                                   (Dollars in thousands)

Change in
Interest Rates                        Estimated                        Amount
(basis points)                              NPV                     of Change                 Percent
+300                                    $17,112                       $(1,285)                     (7)%
+200                                     17,898                          (499)                     (3)
+100                                     18,309                           (88)                      0
  -                                      18,397                             -                       -
-100                                     18,296                          (101)                     (1)
-200                                     19,025                           628                       3
-300                                     20,294                         1,897                      10


                                                  As of December 31, 1999

                                                   (Dollars in thousands)

Change in
Interest Rates                        Estimated                        Amount
(basis points)                              NPV                     of Change                 Percent

+300                                    $19,427                    $      801                       4%
+200                                     19,463                           836                       4
+100                                     19,198                           571                       3
  -                                      18,627                            -                        -
-100                                     17,759                          (867)                     (5)
-200                                     17,402                        (1,225)                     (7)
-300                                     17,349                        (1,278)                     (7)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

Liquidity and Capital Resources

The Corporation's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities, borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

OTS regulations presently require River Valley Financial to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments in an amount equal to 4% of the sum of River Valley Financial's average daily balance of net withdrawable deposit accounts. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which River Valley Financial may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2000, River Valley Financial's regulatory liquidity ratio was 11.4%. At such date, River Valley Financial had commitments to originate loans totaling $2.4 million and, in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $11.8 million. At December 31, 2000, River Valley Financial had no commitments to sell loans and no outstanding commitments to purchase loans. The Corporation considers River Valley Financial's liquidity and capital resources sufficient to meet outstanding short- and long-term needs. At December 31, 2000, the Corporation had a commitment of $2.9 million to renovate and expand its office at 430 Clifty Drive to be its main office. Subsequent to the completion of the project, the Corporation intends to sell its office at 303 Clifty Drive.

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2000, 1999, and 1998:

                                                                      Year ended December 31,
                                                                   2000             1999              1998
                                                                                (In thousands)
Cash flows from operating activities                             $2,028           $5,346           $(1,955)

Cash flows from investing activities:
  Purchase of securities                                         (7,949)         (21,537)                -
  Proceeds from maturities of securities                          8,297           19,399             5,970
  Proceeds from sales of securities                               2,002                -                 -
  Net loan (originations) repayments                            (26,165)          (6,673)            2,145
  Other                                                          (1,087)            (121)              773

Cash flows from financing activities:
  Net increase (decrease) in deposits                            15,974           (3,900)            3,196
  Net increase (decrease) in borrowings                           6,950            6,230            (1,730)
  Purchase of stock                                              (1,367)          (2,724)             (270)
  Other                                                            (353)            (275)             (690)
                                                                --------         --------          --------
Net increase (decrease) in cash and cash
  equivalents                                                   $(1,670)         $(4,255)          $ 7,439
                                                                ========         ========          =======

River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital generally equal to 4% of the association's total assets except those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $1.7 million at December 31, 2000.

River Valley Financial exceeded all of its regulatory capital requirements at December 31, 2000. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 2000:

                                             OTS Requirement                     Actual Amount

                                 Percent of                        Percent of                               Amount
                                     Assets           Amount        Assets(1)           Amount           of Excess
                                                            (Dollars in thousands)

Tangible capital                      1.50%           $2,422           10.45%          $16,867             $14,445
Core capital (2)                      4.00%            6,458           10.45%           16,867              10,409
Risk-based capital                    8.00%            9,293           15.52%           18,031               8,738


(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley Financial is in compliance with this requirement.


Effect of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, was effective for fiscal years beginning after June 15, 2000. On adoption, entities were permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Adoption of SFAS No. 133 did not have a material impact on the Corporation's consolidated financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require River Valley to measure financial position and results of operations in terms of historical dollars with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

Change in Accountants

On May 18, 2000, the Holding Company engaged the accounting firm of Olive LLP to examine the consolidated financial statements of the Holding Company for the fiscal year ending December 31, 2000. This action was taken following the recommendation of the Holding Company's Audit Committee to the Board of Directors. Grant Thornton LLP, which had acted as the independent public accountant for the Holding Company since 1996 and audited its consolidated financial statements for 1998 and 1999, was notified of the Holding Company's decision.

The audit reports issued by Grant Thornton LLP with respect to the Holding Company's consolidated financial statements for 1998 and 1999 did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles. During 1998 and 1999 (and any subsequent interim period), there had been no disagreements between the Holding Company and Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report. Moreover, none of the events listed in Item 304(a)(1)(iv)(B) of Regulation S-B occurred during 1998 or 1999 or any subsequent interim period.

Prior to its engagement, Olive LLP had not been consulted by the Holding Company as to the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Holding Company's financial statements.

                          Independent Auditor's Report

To the Stockholders and
Board of Directors
River Valley Bancorp
Madison, Indiana

We have audited the accompanying consolidated balance sheet of River Valley Bancorp and subsidiary as of December 31, 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements as of December 31, 1999, and for the years ended December 31, 1999 and 1998, were audited by other auditors whose report dated February 16, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2000.


Olive LLP

/s/ Olive LLP

Indianapolis, Indiana
February 23, 2001

                       River Valley Bancorp and Subsidiary
                           Consolidated Balance Sheet

December 31                                                                    2000                1999
----------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands, Except Share Amounts)
Assets
   Cash and due from banks                                                    $  3,361             $  3,648
   Federal funds sold                                                                                 1,550
   Interest-bearing demand deposits                                              3,021                2,854
                                                                       -----------------------------------------
     Cash and cash equivalents                                                   6,382                8,052
   Investment securities
     Available for sale                                                          7,247                6,301
     Held to maturity (fair value of $3,142)                                                          3,138
                                                                       -----------------------------------------
         Total investment securities                                             7,247                9,439
   Loans, net of allowance for loan losses of $1,702 and $1,522                140,970              115,131
   Premises and equipment                                                        2,817                1,928
   Federal Home Loan Bank stock                                                    943                  943
   Interest receivable                                                           1,468                1,043
   Other assets                                                                  2,303                2,159
                                                                       -----------------------------------------

         Total assets                                                         $162,130             $138,695
                                                                       =========================================

Liabilities
   Deposits
     Noninterest-bearing                                                    $    9,170           $    7,903
     Interest-bearing                                                          121,055              106,348
                                                                       -----------------------------------------
         Total deposits                                                        130,225              114,251
   Borrowings                                                                   13,450                6,500
   Interest payable                                                                598                  330
   Other liabilities                                                               673                  748
                                                                       -----------------------------------------
         Total liabilities                                                     144,946              121,829
                                                                       -----------------------------------------

Commitments and Contingencies

Stockholders' Equity
   Preferred stock, no par value
     Authorized and unissued--2,000,000 shares
   Common stock, no par value
     Authorized--5,000,000 shares
     Issued--1,190,250 shares
   Additional paid-in capital                                                   11,349               11,314
   Retained earnings                                                            10,882                9,551
   Shares acquired by stock benefit plans                                         (734)                (967)
   Less 321,376 and 219,753 treasury shares, at cost                            (4,343)              (2,976)
   Accumulated other comprehensive income (loss)                                    30                  (56)
                                                                       -----------------------------------------
         Total stockholders' equity                                             17,184               16,866
                                                                       -----------------------------------------

         Total liabilities and stockholders' equity                           $162,130             $138,695
                                                                       =========================================

See notes to consolidated financial statements.

                       River Valley Bancorp and Subsidiary
                        Consolidated Statement of Income

Year Ended December 31                                                       2000              1999             1998
----------------------------------------------------------------------------------------------------------------------------
                                                                            (In Thousands, Except Per Share Amounts)

Interest Income
   Loans receivable                                                           $10,365          $8,740            $9,263
   Investment securities                                                          435             577               612
   Interest-earning deposits and other                                            318             417               233
                                                                      ------------------------------------------------------
         Total interest income                                                 11,118           9,734            10,108
                                                                      ------------------------------------------------------

Interest Expense
   Deposits                                                                     5,137           4,474             4,682
   Borrowings                                                                     500             143               160
                                                                      ------------------------------------------------------
         Total interest expense                                                 5,637           4,617             4,842
                                                                      ------------------------------------------------------

Net Interest Income                                                             5,481           5,117             5,266
   Provision for loan losses                                                      227             140               275
                                                                      ------------------------------------------------------
Net Interest Income After Provision for Loan Losses                             5,254           4,977             4,991
                                                                      ------------------------------------------------------

Other Income
   Service fees and charges                                                       931             723               739
   Net realized losses on sales of available-for-sale securities                   (2)
   Net gains on loan sales                                                         44              74               339
   Other income                                                                    80              47               110
                                                                      ------------------------------------------------------
         Total other income                                                     1,053             844             1,188
                                                                      ------------------------------------------------------

Other Expenses
   Salaries and employee benefits                                               2,025           2,162             2,309
   Net occupancy and equipment expenses                                           568             564               484
   Data processing fees                                                           151             126               127
   Advertising                                                                    190             182               178
   Legal and professional fees                                                    144             155               106
   Other expenses                                                                 686             891               889
                                                                      ------------------------------------------------------
         Total other expenses                                                   3,764           4,080             4,093
                                                                      ------------------------------------------------------

Income Before Income Tax                                                        2,543           1,741             2,086
   Income tax expense                                                             933             702               833
                                                                      ------------------------------------------------------

Net Income                                                                   $  1,610          $1,039            $1,253
                                                                      ======================================================

Basic Earnings per Share                                                        $1.88           $1.03             $1.13
                                                                      ======================================================

Diluted Earnings per Share                                                      $1.87           $1.03             $1.12
                                                                      ======================================================

See notes to consolidated financial statements.


                       River Valley Bancorp and Subsidiary
                 Consolidated Statement of Comprehensive Income

Year Ended December 31                                                         2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                           (In Thousands)

Net Income                                                                      $1,610           $1,039           $1,253
Other comprehensive income, net of tax
   Unrealized gains (losses) on securities available for sale
     Unrealized holding gains (losses) arising during the period, net
       of tax expense (benefit) of $55, $(22), and $10                              85              (43)              19
     Less: Reclassification adjustment for losses included in net
       income, net of tax benefit of $1                                             (1)
                                                                         ---------------------------------------------------
                                                                                    86              (43)              19
                                                                         ---------------------------------------------------

Comprehensive Income                                                            $1,696           $  996           $1,272
                                                                         ===================================================

See notes to consolidated financial statements.


                       River Valley Bancorp and Subsidiary
                 Consolidated Statement of Stockholders' Equity

                                                                            Shares    Accumulated
                                                                           Acquired      Other
                                    Common Stock      Additional           by Stock  Comprehensive      Treasury Stock
                                ---------------------  Paid-in   Retained   Benefit     Income     ----------------------
                                  Shares    Amount     Capital   Earnings    Plans      (Loss)        Shares    Amount      Total
---------------------------------------------------------------------------------------------------------------------------------
                                                            (In Thousands, Except for Share Amounts)
Balances, January 1, 1998       1,190,250              $11,229   $  7,797   $(1,005)    $(32)                              $17,989

   Net income                                                       1,253                                                    1,253
   Unrealized gains on                                                                    19                                 19
     securities

   Cash dividends ($.22 per                                          (261)                                                   (261)
     share)
   Purchase of shares for stock
     benefit plans                                                            ( 428)                                         (428)
   Amortization of expense

     related to stock benefit                               59                  234                                           293
     plans

   Purchase of treasury stock                                                                         (18,000)   $   (270)    (270)
   Issuance of shares for stock
     benefit plans                                                                                      1,190          18       18
                                ---------------------------------------------------------------------------------------------------

Balances, December 31, 1998     1,190,250               11,288      8,789    (1,199)     (13)         (16,810)       (252)  18,613


   Net income                                                       1,039                                                    1,039
   Unrealized losses on                                                                  (43)                                  (43)
     securities

   Cash dividends ($.265 per                                         (277)                                                    (277)
     share)
   Amortization of expense

     related to stock benefit                               26                  232                                            258
     plans

   Purchase of treasury stock                                                                        (202,943)     (2,724)  (2,724)
                                ---------------------------------------------------------------------------------------------------

Balances, December 31, 1999     1,190,250               11,314      9,551      (967)     (56)        (219,753)     (2,976)  16,866


   Net income                                                       1,610                                                    1,610
   Unrealized gains on
     securities, net of
     reclassification

     adjustment                                                                           86                                    86
   Cash dividends ($.345 per                                         (279)                                                    (279)
     share)
   Contribution to stock                                                         (8)                                            (8)
     benefit plans
   Amortization of expense
     related to stock benefit

     plans                                                  35                  241                                            276
   Purchase of treasury stock                                                                        (101,623)     (1,367)  (1,367)
                                ---------------------------------------------------------------------------------------------------

Balances, December 31, 2000     1,190,250              $11,349    $10,882   $  (734)     $30         (321,376)    $(4,343) $17,184
                                ===================================================================================================

See notes to consolidated financial statements.


                       River Valley Bancorp and Subsidiary
                      Consolidated Statement of Cash Flows

Year Ended December 31                                                            2000            1999           1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                            (In Thousands)
Operating Activities
   Net income                                                                    $1,610           $1,039         $  1,253
   Adjustments to reconcile net income to
       net cash provided (used) by operating activities
     Provision for loan losses                                                      227              140              275
     Depreciation and amortization                                                  240              250              223
     Amortization of goodwill                                                         6                6               27
     Deferred income tax                                                            (77)              38               14
     Investment securities amortization (accretion), net                            (26)             (95)              39
     Investment securities losses                                                     2
     Loans originated for sale in the secondary market                           (2,614)         (10,552)         (20,042)
     Proceeds from sale of loans in the secondary market                          2,632           14,226           17,194
     (Gain) loss on sale of loans                                                   (18)              27             (169)
     Amortization of deferred loan origination cost                                  99               93               99
     Amortization of expense related to stock benefit plans                         276              258              293
     Gain on sale of premises and equipment                                         (42)             (11)             (57)
     Net change in
       Interest receivable                                                         (425)              13               42
       Interest payable                                                             268             (138)               5
     Other adjustments                                                             (130)              52           (1,151)
                                                                            ------------------------------------------------
         Net cash provided (used) by operating activities                         2,028            5,346           (1,955)
                                                                            ------------------------------------------------

Investing Activities
   Net change in interest-bearing deposits                                                                            897
   Purchases of securities available for sale                                    (7,949)         (21,537)
   Proceeds from maturities of securities available for sale                      7,093           18,347            1,286
   Proceeds from sales of securities available for sale                           2,002
   Proceeds from maturities of securities held to maturity                        1,204            1,052            4,684
   Net change in loans                                                          (26,165)          (6,673)           2,145
   Purchases of premises and equipment                                           (1,143)            (245)            (191)
   Proceeds from sale of premises and equipment                                      56               49               67
   Proceeds from sale of real estate acquired through foreclosure                                     75
                                                                            ------------------------------------------------
         Net cash provided (used) by investing activities                       (24,902)          (8,932)           8,888
                                                                            ------------------------------------------------

Financing Activities
   Net change in
     Noninterest-bearing, interest-bearing
       demand and savings deposits                                               (2,991)           3,614            1,424
     Certificates of deposit                                                     18,965           (7,514)           1,772
   Proceeds from borrowings                                                      23,450            9,131            6,270
   Repayment of borrowings                                                      (16,500)          (2,901)          (8,000)
   Cash dividends                                                                  (350)            (277)            (261)
   Purchase of stock                                                             (1,367)          (2,724)            (270)
   Proceeds from exercise of stock options                                                                             18
   Advances by borrowers for taxes and insurance                                      5                2              (19)
   Acquisition of stock for stock benefit plans                                      (8)                             (428)
                                                                            ------------------------------------------------
         Net cash provided (used) by financing activities                        21,204             (669)             506
                                                                            ------------------------------------------------

Net Change in Cash and Cash Equivalents                                          (1,670)          (4,255)           7,439

Cash and Cash Equivalents, Beginning of Year                                      8,052           12,307            4,868
                                                                            ------------------------------------------------

Cash and Cash Equivalents, End of Year                                           $6,382           $8,052          $12,307
                                                                            ================================================

Additional Cash Flows Information

   Interest paid                                                                 $5,369           $4,755           $4,837
   Income tax paid                                                                  876              657            1,159
   Investment securities held to maturity transferred to available for sale       1,934

See notes to consolidated financial statements.

                       River Valley Bancorp and Subsidiary
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

Note 1-- Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiary, River Valley Financial Bank (Bank), and the Bank's wholly owned subsidiary, Madison First Service Corporation (First Service), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in southeastern Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation--The consolidated financial statements include the accounts of the
Company,   the  Bank  and  First  Service  after  elimination  of  all  material intercompany transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccural loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2000, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Goodwill, resulting from the acquisition of Citizens National Bank of Madison, is being amortized on the straight-line basis over a period of ten years. During 1998, goodwill was reduced by approximately $168,000 for the favorable resolution of certain preacquisition contingencies, and for the purchase of minority interest shares at a price below the assigned value at acquisition. It is periodically evaluated as to the recoverability of its carrying value.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 1999 and 1998 consolidated financial statements have been made to conform to the 2000 presentation.

Note 2 -- Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2000, was $862,000.

Note 3 -- Investment Securities

                                                                                       2000
                                                       ---------------------------------------------------------------------
                                                                               Gross            Gross
                                                            Amortized        Unrealized       Unrealized           Fair
December 31                                                    Cost            Gains           Losses              Value
----------------------------------------------------------------------------------------------------------------------------

Available for sale
   Federal agencies                                           $4,921            $68                               $4,989
   State and municipal                                           336              4                                  340
   Mortgage-backed securities                                  1,941              5              $28               1,918
                                                       ---------------------------------------------------------------------

         Total investment securities                          $7,198            $77              $28              $7,247
                                                       =====================================================================

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                                                     1999
                                                       ------------------------------------------------------------------
                                                                           Gross               Gross
                                                          Amortized      Unrealized         Unrealized             Fair
December 31                                                  Cost          Gains              Losses               Value
-------------------------------------------------------------------------------------------------------------------------

Available for sale
   State and municipal                                       $   276                            $  3              $  273
   Mortgage-backed securities                                  2,138                              67               2,071
   Corporate obligations                                       1,000                                               1,000
   Other securities                                            2,972                              15               2,957
                                                       ------------------------------------------------------------------
         Total available for sale                              6,386                              85               6,301
                                                       ------------------------------------------------------------------

Held to maturity
   Federal agencies                                            1,000                               5                 995
   Mortgage-backed securities                                  2,138            $15                6               2,147
                                                       ------------------------------------------------------------------
         Total held to maturity                                3,138             15               11               3,142
                                                       ------------------------------------------------------------------

         Total investment securities                          $9,524            $15              $96              $9,443
                                                       ==================================================================

The amortized cost and fair value of securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Available for Sale
                                             -----------------------------------
                                                  Amortized            Fair
                                                     Cost              Value
--------------------------------------------------------------------------------

Within one year                                      $1,001           $1,003
One to five years                                     4,196            4,263
Five to ten years                                        60               63
                                             -----------------------------------
                                                      5,257            5,329
Mortgage-backed securities                            1,303            1,279
Other asset-backed securities                           638              639
                                             -----------------------------------

         Totals                                      $7,198           $7,247
                                             ===================================

Securities with a carrying value of $6,851,000 and $5,209,000 were pledged at December 31, 2000 and 1999 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2000 were $2,002,000. Gross gains of $10,000 and gross losses of $12,000 were realized on those sales. There were no sales of securities available for sale during 1999 and 1998.

On April 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting of Derivative Instruments and Hedging Activities. As permitted by SFAS No. 133, all securities classified as held to maturity were transferred to available for sale. The adoption of this statement did not have a significant impact on the Company's financial statement.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 4 -- Loans and Allowance

December 31                                          2000              1999
-------------------------------------------------------------------------------

Residential real estate
   One-to-four family residential                $  77,304         $  69,588
   Multi-family residential                          3,319             2,918
   Construction                                      6,827             4,163
Nonresidential real estate and land                 30,213            22,837
Commercial                                          16,361             9,780
Consumer and other                                  14,686             9,544
                                                -------------------------------
                                                   148,710           118,830
Unamortized deferred loan costs                        324               245
Undisbursed loans in process                        (6,362)           (2,422)
Allowance for loan losses                           (1,702)           (1,522)
                                                -------------------------------

         Total loans                              $140,970          $115,131
                                                ===============================

                                          2000            1999          1998
-------------------------------------------------------------------------------

Allowance for loan losses
   Balances, January 1                    $1,522           $1,477       $1,276
   Provision for losses                      227              140          275
   Recoveries on loans                        37               28          149
   Loans charged off                         (84)            (123)        (223)
                                        ---------------------------------------

   Balances, December 31                  $1,702           $1,522       $1,477
                                        =======================================

Information on impaired loans is summarized below.

December 31                                                             2000
--------------------------------------------------------------------------------

Impaired loans with an allowance                                       $   250
Impaired loans for which the discounted cash flows
   or collateral value exceeds the carrying
   value of the loan                                                       885
                                                                   -------------

         Total impaired loans                                           $1,135
                                                                   =============

Allowance for impaired loans (included in the
   Company's allowance for loan losses)                                    $57

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended December 31                                                     2000
--------------------------------------------------------------------------------

Average balance of impaired loans                                         $1,128
Interest income recognized on impaired loans                                  89
Cash-basis interest included above                                            85

At December 31, 1999, the Company had approximately $600,000 of impaired loans.

At December 31, 2000, 1999 and 1998, the Company had nonperforming loans totaling $621,000, $857,000, and $1,947,000, respectively.

Note 5 -- Premises and Equipment

December 31                                               2000            1999
--------------------------------------------------------------------------------

Land                                                   $   805          $   792
Buildings                                                1,629            1,637
Leasehold improvements                                     117              117
Equipment                                                2,472            2,201
Construction in progress                                   853
                                                    ----------------------------
         Total cost                                      5,876            4,747
Accumulated depreciation and amortization               (3,059)          (2,819)
                                                    ----------------------------

         Net                                            $2,817           $1,928
                                                    ============================

At December 31, 2000, the Company had committed $2,900,000 for office building renovation and expansion.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 6 -- Deposits

December 31                                                          2000              1999
-----------------------------------------------------------------------------------------------

Demand deposits                                                  $  31,559         $  29,118
Savings deposits                                                    21,208            26,640
Certificates and other time deposits of $100,000 or more            30,606            13,884
Other certificates and time deposits                                46,852            44,609
                                                           ------------------------------------

         Total deposits                                           $130,225          $114,251
                                                           ====================================

Certificates and other time deposits maturing in years ending December 31

   2001                                                            $61,873
   2002                                                             12,250
   2003                                                              1,623
   2004                                                                553
   2005                                                                664
   Thereafter                                                          495
                                                            ------------------

                                                                   $77,458

                                                            ==================


Note 7 -- Borrowings

December 31                                                          2000            1999
---------------------------------------------------------------------------------------------

Federal Home Loan Bank advances                                    $13,000          $6,000
Line of credit                                                         450             500
                                                             --------------------------------

         Total borrowings                                          $13,450          $6,500
                                                             ================================

Maturities by year for advances at December 31, 2000 are $9,000,000 in 2001 and $4,000,000 in 2002. The weighted-average interest rate at December 31, 2000 and 1999 was 6.35% and 5.91%.

The Federal Home Loan Bank advances are secured by first-mortgage loans and investment securities totaling $61,701,000 at December 31, 2000. Advances are subject to restrictions or penalties in the event of prepayment.

The Company has a $1,000,000 line of credit with another financial institution which matures in November 2001 with a variable interest rate of .5% under prime. The line of credit is collateralized by a pledge of 1,000 shares of the Bank's stock.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 8 -- Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of loans serviced for others totaled $37,562,000, $40,212,000 and $34,300,000 at December 31, 2000, 1999 and
1998, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2000 and 1999 totaled $290,000 and $286,000. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

                                               2000        1999         1998
--------------------------------------------------------------------------------

Mortgage Servicing Rights

   Balances, January 1                          $225         $222        $113
   Servicing rights capitalized                   26          102         170
   Amortization of servicing rights              (24)         (99)        (34)
                                          --------------------------------------
                                                 227          225         249
   Valuation allowance                                                    (27)
                                          --------------------------------------

   Balances, December 31                        $227         $225        $222
                                          ======================================


Note 9 -- Income Tax

Year Ended December 31                     2000           1999          1998
--------------------------------------------------------------------------------

Income tax expense (benefit)
   Currently payable

     Federal                                $805            $505          $631
     State                                   205             159           188
   Deferred

     Federal                                 (61)             38            16
     State                                   (16)                           (2)
                                        ----------------------------------------

         Total income tax expense           $933            $702          $833
                                        ========================================

Reconciliation of federal
  statutory to actual tax expense
    Federal statutory income tax
      at 34%                                $865            $592          $709
    Effect of state income taxes             125             105           122
    Other                                    (57)              5             2
                                        ----------------------------------------

         Actual tax expense                 $933            $702          $833
                                        ========================================

Effective tax rate                          36.7%           40.3%         39.9%

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

A cumulative net deferred tax asset is included in other assets. The components of the liability are as follows:

December 31                                              2000           1999
--------------------------------------------------------------------------------

Assets
   Allowance for loan losses                               $564           $469
   Deferred compensation                                    147            106
   Pensions and employee benefits                            60             66
   Securities available for sale                             83            119
   Purchase accounting adjustments                          131            142
   Other                                                      6
                                                    ----------------------------
         Total assets                                       991            902
                                                    ----------------------------

Liabilities
   Depreciation and amortization                           (103)           (93)
   Loan fees                                               (127)           (83)
   Mortgage servicing rights                                (93)           (86)
                                                    ----------------------------
         Total liabilities                                 (323)          (262)
                                                    ----------------------------

                                                           $668           $640
                                                    ============================

Retained earnings include approximately $2,100,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $714,000.

Note 10 -- Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                          2000           1999
--------------------------------------------------------------------------------

Commitments to extend credit                              $14,070       $9,310
Standby letters of credit                                     196           97

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 11 -- Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2000, the stockholder's equity of the Bank was $17,161,000, of which none was available for the payment of dividends without prior regulatory approval.

Note 12 -- Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2000 and 1999, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2000 that management believes have changed the Bank's classification.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                                             Required for Adequate        To Be Well
                                                             Actual                Capital 1             Capitalized 1
                                                     -----------------------------------------------------------------------
December 31                                             Amount      Ratio       Amount      Ratio       Amount      Ratio
----------------------------------------------------------------------------------------------------------------------------

As of December 31, 2000
Total risk-based capital 1 (to risk-weighted
  assets)                                               $18,031      15.5%      $9,293       8.0%      $11,617       10.0%

Tier 1 capital 1 (to risk-weighted assets)               16,867      14.5%       4,647       4.0%        6,970        6.0%

Core capital 1 (to adjusted total assets)                16,867      10.5%       6,458       4.0%        8,072        5.0%

Core capital 1 (to adjusted tangible assets)             16,867      10.5%       3,229       2.0%                     N/A

Tangible capital 1 (to adjusted total assets)            16,867      10.5%       2,422       1.5%                     N/A

As of December 31, 1999

Total risk-based capital 1 (to risk-weighted
  assets)                                               $18,040      19.0%      $7,615       8.0%       $9,518       10.0%

Tier 1 capital 1 (to risk-weighted assets)               16,850      17.7%       3,808       4.0%        5,711        6.0%

Core capital 1 (to adjusted total assets)                16,850      12.1%       5,563       4.0%        6,954        5.0%

Core capital 1 (to adjusted tangible assets)             16,850      12.1%       2,781       2.0%                     N/A

Tangible capital 1 (to adjusted total assets)            16,850      12.1%       2,086       1.5%                     N/A

1 As defined by regulatory agencies


Note 13 -- Employee Benefits

The Bank provides pension benefits for substantially all of the Bank's employees and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. There was no pension expense or benefit for the years ended December 31, 2000, 1999 and 1998.

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank's expense for the plan was $20,000, $24,000 and $28,000 for the years ended December 31, 2000, 1999 and 1998.

The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $24,000, $32,000 and $22,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

As part of the conversion in 1996, the Company established an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 95,220 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $952,000 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. Unearned ESOP shares totaled 48,695 and 60,876 at December 31, 2000 and 1999 and had a fair value of $779,000 and $777,000 at December 31, 2000 and 1999. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2000, 1999 and 1998 was $156,000, $147,000 and $200,000. At
December 31, 2000, the ESOP had 46,525 allocated shares, 48,695 suspense shares and no committed-to-be released shares. At December 31, 1999, the ESOP had 34,344 allocated shares, 60,876 suspense shares and no committed-to-be released shares.

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 47,610 shares of the Company's stock to members of the Board of Directors and management. During 2000, 1998 and 1997, the RRP purchased 32,920 shares of the Company's common stock in the open market. At December 31, 2000, 32,920 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $105,000, $113,000 and $113,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 14 -- Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2000                                            $893

Changes in composition of related parties                            (407)
New loans, including renewals                                         197
Payments, etc., including renewals                                    (26)
                                                            -------------------

Balances, December 31, 2000                                          $657
                                                            ===================

Deposits from related parties held by the Banks at December 31, 2000 totaled $915,000.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 15 -- Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1997, the Company authorized the grant of options for up to 119,025 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                     2000                1999
-------------------------------------------------------------------------------

Risk-free interest rates                        6.5 and 5.9%               5.5%
Dividend yields                                      2.7%                  2.2%
Volatility factors of expected market
  price of common stock                             11.7%                 10.0%

Weighted-average expected life of the options     10 years              10 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                    2000        1999      1998
--------------------------------------------------------------------------------

Net income                       As reported       $1,610     $1,039     $1,253
                                 Pro forma          1,575        999      1,165

Basic earnings per share         As reported         1.88       1.03       1.13
                                 Pro forma           1.83        .99       1.05

Diluted earnings per share       As reported         1.87       1.03       1.12
                                 Pro forma           1.83        .99       1.04

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2000, 1999 and 1998.

Year Ended December 31                             2000                          1999                        1998
------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted-                    Weighted-                   Weighted-
                                                         Average                      Average                     Average
                 Options                  Shares     Exercise Price     Shares    Exercise Price    Shares    Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year            93,959        $14.58          103,959        $14.81       105,149         $14.81
Granted                                   24,000         13.17           10,000         12.63
Exercised                                                                                            (1,190)         14.78
Forfeited/expired                        (18,614)        14.78          (20,000)        14.78
                                      ---------------                --------------              --------------

Outstanding, end of year                  99,345        $14.17           93,959        $14.58       103,959         $14.81
                                      ===============                ==============              ==============

Options exercisable at year end           51,725                         39,787                      19,834
Weighted-average fair value of
   options granted during the year                       $3.18                          $2.79

As of December 31, 2000, the 99,345 options outstanding have exercise prices ranging from $10.75 to $14.78 and a weighted-average remaining contractual life of 6.6 years.

Note 16 -- Earnings Per Share

                                          2000                             1999                            1998
                            --------------------------------------------------------------------------------------------------
                                        Weighted-                       Weighted-                       Weighted-
                                         Average   Per Share             Average    Per Share            Average   Per Share
Year Ended December 31        Income      Shares     Amount    Income     Shares     Amount    Income    Shares      Amount
------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to
     common stockholders       $1,610      858,059     $1.88   $1,039    1,007,087     $1.03   $1,253   1,105,930      $1.13
                                                   ===========                     ============                    ===========
Effect Of Dilutive Stock
   Options                                   1,486                                                         16,056
                            ------------------------         -----------------------          ----------------------
Diluted Earnings Per Share
   Income available to
     common stockholders
     and assumed conversions   $1,610      859,545     $1.87   $1,039    1,007,087     $1.03   $1,253   1,121,986      $1.12
                            ==================================================================================================

Options to purchase 65,345 shares of common stock with a weighted-average exercise price of $14.78 per share and 93,959 shares with a weighted-average exercise price of $14.58 per share were outstanding at December 31, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 17 -- Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Securities and Mortgage-backed Securities--Fair values are based on quoted market prices.

Loans--The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Line of Credit--The approximate market value for this variable borrowing approximates carrying value.

Advance   Payment  by  Borrowers  for  Taxes  and   Insurance--The   fair  value
approximates carrying value.

Off-Balance Sheet Commitments--For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2000 and 1999, was not material.

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The estimated fair values of the Company's financial instruments are as follows:

                                                                         2000                            1999
                                                          ------------------------------------------------------------------
                                                               Carrying           Fair            Carrying         Fair
December 31                                                     Amount            Value            Amount          Value
----------------------------------------------------------------------------------------------------------------------------

Assets
   Cash and cash equivalents                                     $6,382           $6,382           $8,052          $8,052
   Investment securities available for sale                       7,247            7,247            6,301           6,301
   Investment securities held to maturity                                                           3,138           3,142
   Loans including loans held for sale, net                     140,970          139,660          115,131         112,633
   Interest receivable                                            1,468            1,468            1,043           1,043
   Stock in FHLB                                                    943              943              943             943

Liabilities

   Deposits                                                     130,225          130,168          114,251         114,527
   FHLB advances                                                 13,000           13,034            6,000           6,000
   Line of credit                                                   450              450              500             500
   Interest payable                                                 598              598              330             330
   Advance payments by borrowers for taxes and insurance
                                                                     41               41               36              36


Note 18 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

December 31                                                                                    2000             1999
----------------------------------------------------------------------------------------------------------------------------

Assets
   Cash and due from banks                                                                    $     202          $    371
   Investment in common stock of subsidiary                                                      17,161            16,861
   Other assets                                                                                     271               134
                                                                                        ------------------------------------

         Total assets                                                                           $17,634           $17,366
                                                                                        ====================================

Liabilities--borrowings                                                                       $     450          $    500

Stockholders' Equity                                                                             17,184            16,866
                                                                                        ------------------------------------

         Total liabilities and stockholders' equity                                             $17,634           $17,366
                                                                                        ====================================

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                          Condensed Statement of Income

Year Ended December 31                                                              2000              1999          1998
----------------------------------------------------------------------------------------------------------------------------

Income
   Dividends from subsidiary                                                        $1,621           $3,158
   Other income                                                                         65               62      $    71
                                                                             -----------------------------------------------
         Total income                                                                1,686            3,220           71
                                                                             -----------------------------------------------

Expenses

   Interest expense                                                                     63              101            3
   Other expenses                                                                      120              105          102
                                                                             -----------------------------------------------
         Total expenses                                                                183              206          105
                                                                             -----------------------------------------------

Income (loss) before income tax and equity in undistributed (distribution in
   excess of) income of subsidiary                                                   1,503            3,014          (34)
Income tax benefit                                                                      47               58           13
                                                                             -----------------------------------------------

Income (loss) before equity in undistributed (distribution in excess of)
   income of subsidiary                                                              1,550            3,072          (21)
Equity in undistributed (distribution in excess of) income of subsidiary
                                                                                        60           (2,033)       1,274
                                                                             -----------------------------------------------

Net Income                                                                          $1,610           $1,039       $1,253
                                                                             ===============================================

River Valley Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                        Condensed Statement of Cash Flows

Year Ended December 31                                                           2000             1999           1998
----------------------------------------------------------------------------------------------------------------------------

Operating Activities
   Net income                                                                     $1,610           $1,039        $1,253
   Adjustments to reconcile net income to net cash provided by operating
     activities                                                                       (4)           1,905        (1,186)
                                                                           -------------------------------------------------
         Net cash provided by operating activities                                 1,606            2,944            67
                                                                           -------------------------------------------------

Financing Activities

   Purchase of stock                                                              (1,367)          (2,724)         (270)
   Proceeds from exercise of stock options                                                                           18
   Acquisition of stock for stock benefit plans                                       (8)
   Proceeds from borrowings                                                          450            3,131           270
   Repayment of borrowings                                                          (500)          (2,901)
   Cash dividends                                                                   (350)            (277)         (261)
                                                                           -------------------------------------------------
         Net cash used by financing activities                                    (1,775)          (2,771)         (243)
                                                                           -------------------------------------------------

Net Change in Cash and Cash Equivalents                                             (169)             173          (176)

Cash and Cash Equivalents at Beginning of Year                                       371              198           374
                                                                           -------------------------------------------------

Cash and Cash Equivalents at End of Year                                         $   202          $   371       $   198
                                                                           =================================================

                      GENERAL INFORMATION FOR SHAREHOLDERS

Transfer Agent and Registrar:                 Shareholder and General Inquiries:

Corporate Trust Services                      River Valley Bancorp
Fifth Third Center                            Attn: Matthew P. Forrester
38 Fountain Square Plaza                      303 Clifty Drive, P.O. Box 1590
Mail Drop #10AT66                             Madison, Indiana  47250
Cincinnati, Ohio  45263                       Tel: (812) 273-4949
Tel: (800) 837-2755 or                        Fax: (812) 273-4944
(513) 579-5320

Corporate Counsel:                            Special Counsel:

Lonnie D. Collins, Attorney                   Barnes & Thornburg
426 E. Main Street                            11 S. Meridian Street
Madison, Indiana  47250                       Indianapolis, Indiana  46204
Tel: (812) 265-3616                           Tel: (317) 236-1313
Fax: (812) 273-3143                           Fax: (317) 231-7433

Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:

Hilltop:          303 Clifty Drive
                  430 Clifty Drive
Downtown:         233 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza

E-MAIL Address:  rvfbank.com


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 18, 2001, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

                               BOARD OF DIRECTORS


Fred W. Koehler, Chairman
Auditor Jefferson County, Indiana

Robert W. Anger
Retired, Former CEO Madison First Federal

Jonnie L. Davis
Retired, Administrative Assistant, Various Firms

Matthew P. Forrester
President, CEO
River Valley Financial Bank

Michael J. Hensley
Partner, Law Firm- Hensley, Walro, Collins, & Hensley

Earl W. Johann
Retired, Former Owner
Madison Distributing Co.

Charles J. McKay
Partner - Scott, Callicotte, & McKay LLC CPAs

*****************

Lonnie D. Collins
Board Secretary
Partner, Law Firm- Hensley, Walro, Collins & Hensley

                EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK


Matthew P. Forrester
President, CEO

Mark A. Goley
Vice President of Lending

Barbara J. Eades
Vice President of Retail Banking

Larry C. Fouse
Vice President of Finance

Deanna J. Liter
Vice President of Data Services

Loy M. Skirvin
Director of Human Resources


                     OFFICERS OF RIVER VALLEY FINANCIAL BANK

Dawn M. Moore
Internal Audit/Compliance Officer

Robert J. Schoenstein Jr.
Assistant Vice President
Loan Officer

Theresa A. Dryden
Loan Officer

Angela D. Adams
Branch Manager

James B. Allen
Loan Officer

Kenneth L. Cull
Loan Officer

Debbie R. Finnegan
Branch Manager

Rachael A. Goble
Branch Manager

Rick T. Nelson
Loan Officer

Linda L. Ralston
Branch Manager

Rhonda E. Wingham
Branch Manager